Mail Stop 3561

							June 23, 2005


Harold Gleason
Chief Executive Officer
W-W Capital Corporation
235 Welch Street, Unit A-4
Berthoud, CO  80513



	RE:	W-W Capital Corporation
		Form 10-K for the Year Ended June 30, 2004 filed October
15, 2004
		Form 10-Q for the Quarter Ended March 31, 2005 filed May
23, 2005
            	File No. 0-17757


Dear Mr. Gleason:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 1 - Business, page 3
1. In future filings please revise the description of business to disclose the name of the customer who accounted for 10% of your sales.








Harold Gleason
W-W Capital Corporation
June 23, 2005
Page 2


Item 6 - Selected Financial Data, page 10
2. Please revise the Selected Financial Data in future filings to include a brief description, or cross reference to a discussion thereof, of the change in accounting principle in the year ended June
30, 2003. See the second paragraph of Instruction 2 to Item 301 of
Regulation S-K.
3. Either in the Selected Financial Data section or in an unaudited note to the financial statements future filings should include quarterly information required by Item 302 of Regulation S-K.

Item 7 - Management`s Discussion and Analysis, page 11
4. You indicate that over the last couple of fiscal years you have attempted to pass along increases in steel costs with price increases and surcharges. Please revise future filings to quantify the impact of the price increases. Also, in future filings please quantify the impact of the new products you are selling. See Item
303(a)(3)(iii)
of Regulation S-K.

Item 9A - Controls and Procedures, page 21
5. You state that your management has evaluated the effectiveness of your disclosure controls and procedures; however only the CFO has concluded that the controls and procedures are effective. In future filings, please revise section 9A to disclose, if true, that the Chief Executive Officer also participated in the evaluation, and that management has concluded as to its effectiveness.
6. You disclose that the CFO has concluded that the controls and procedures are effective in ensuring material information relating to the Company, which is required to be included in the Company`s periodic filings under the Exchange Act, has been known to them [sic] in a timely manner. Please revise future filings to also state, if true, whether the same appropriate officers concluded the controls and procedures were effective in ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer`s management, including its CEO and CFO, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).








Harold Gleason
W-W Capital Corporation
June 23, 2005
Page 3

Independent Auditors` Report on Financial Statement Schedules, page
S-1
7. The independent auditors` indicate that they have audited the Schedules listed in Item 14. You have included the list of Schedules in Item 8, and there are no Schedules listed in Item 14. In future filings, please have your auditors correct the reference to the list of Schedules audited in their report on page S-1.

            Please respond to these comments within 10 business days or tell us when you will provide us with a response. If you disagree with any of our comments we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. Your response should be filed on EDGAR as correspondence.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

		You may contact Robert Burnett, Staff Accountant, at
(202)
551-3330 or me at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Michael Moran
								Accounting Branch Chief





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